NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-101")

April 6, 2011

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Yukon-Nevada Gold Corp. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

YUKON-NEVADA GOLD CORP.

Per: *"Graham C. Dickson"*
Graham C. Dickson, Director and COO